

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
Ramzan Savji
President and Chief Executive Officer
Toron, Inc.
1000 de La Gauchetiere Street West – 24th Floor
Montreal, Quebec H3B 4W5

> **Re:** **Toron, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 3, 2013**
> **File No. 333-165539**

Dear Mr. Savji:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note that in the Notice of Special Meeting you disclose that you are seeking to increase the number of authorized shares to 850 <u>billion</u> but in the description of the proposal on page 3 you disclose that you are seeking to increase the number of authorized shares to 850 <u>million</u>. Please reconcile these disclosures.

Principal Stockholders and Security Ownership of Management, page 2

2. Please update the table to reflect the following holdings, or tell us why they need not be disclosed in the table:

- The share holdings of BNP Paribas Securities Corp. In this regard, we note that your annual report on Form 10-K for the fiscal year ended January 31, 2013 shows that BNP Paribas beneficially owns 14,230,947 shares of your common stock.

- The 28,000,000 shares of your common stock issued to the holder of your former convertible debt, as described in Notes 6 and 11 to the financial statements in your annual report on Form 10-K for the fiscal year ended January 31, 2013.

Please refer to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director